AEM SPA



RECEIVED

2006 OCT 24 P 2:

OFFICE OF INTERNATIONAL CORPORATE FINANCE

FILE NO. 82-4911

N.
(da citare nella risposta)

AFG/SLS/SES/290/2006/MAN/as

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
(U.S.A.)



BY COURIER



06017898

October 17, 2006

Attention: Special Counsel, Office of International Corporate Finance

SUPPL

Dear Sir or Madam,

Please find enclosed a copy, translated in English, of of the Directors' explanatory report for the next ordinary Shareholders' meeting.

Please do not hesitate to contact the undersigned in Milan (Italy) at 00-39-02-7720-3089, should you have any questions.

PROCESSED
NOV 02 2006
THOMSON
FINANCIAL

Very truly yours,

Maria Angela Nardone
Company Secretary

10/31

Encl.

Cod. 5968117 - 6/2003

AEM SPA
20122 Milano - Corso di Porta Vittoria, 4 - Tel. 027720.1 - Fax 027720.3920 - Telex 334170
Capitale Sociale € 936.024.648 i.v. - Codice fiscale, Partita IVA e numero di iscrizione nel Registro Imprese di Milano 11957540153
Codice V.A.T. IT 11957540153 - Internet: http://www.aem.it - e-mail: info@aem.it

AEM SPA



DIRECTORS' EXPLANATORY REPORT FOR THE ORDINARY SHAREHOLDERS' MEETING CALLED TO RESOLVE ON THE APPROVAL OF PURCHASE AND SALE OF OWN SHARES PURSUANT TO ARTICLES 73 AND 93 OF CONSOB RESOLUTION NO. 11971 OF MAY 14, 1999, AS AMENDED AND SUPPLEMENTED

To submit
to the Shareholders' Meeting of October 27, 2006

AEM S.p.A.
Registered office: Milan, Corso di Porta Vittoria no. 4
Share capital: € 936,024,648.00 fully paid-up
Fiscal code, VAT and Milan Register of Companies No. 11957540153

Dear Shareholders,

the Shareholders' Meeting is called to resolve upon the following item:

Purchase and sale of own shares: inherent and consequent resolutions.

* * *

The Shareholders' Meeting of April 29, 2005, authorized to carry out own shares purchase and sale transactions for a period of eighteen months from the date of the resolution. This period will expire at the end of October 2006.

It would thus be useful, in the opinion of the Board of Directors, to renew this authority, in the interests of your Company and in compliance with the principle of equal treatment of shareholders and with the current applicable regulations, in order to pursue aims such as:

a) to make available an effective opportunity to invest corporate liquid assets in relation to the company's development and the stock market performance;

b) to carry out trading, hedging and arbitrage transactions;

c) to make it possible to use the own shares within the framework of transactions linked to the current management and of industrial projects which are consistent with the strategies to be pursued by the company and in connection with which there is an opportunity to trade shares.

Pursuant to Article 2357 of the Italian Civil Code, in no case the own shares held in the portfolio must exceed, taking account of the Company's shares held by its subsidiaries, the tenth part of the share capital, that is no. 180,004,740 shares, considering that the share capital is equal to Euro 936,024,648 and is divided into no. 1,800,047,400 shares as of the date of this report.

The shares shall be purchased in compliance with the provisions under Article 132 of Legislative Decree no. 58/1998, Article 144-*bis* of the Regulations approved by Consob resolution no. 11971 of May 14, 1999, as amended ("Issuers' Regulations") and any other applicable rule, including the rules under Directive 2003/6/EC and the relevant implementing rules, at both a community and national level. In implementation of Article 144-*bis* of the Issuers' Regulations, Borsa Italiana S.p.A. has amended its own Regulations and relative Instructions in order to adjust the procedures to perform transactions to the parameters laid down therein.

The own shares may be purchased according to the operating procedures under Article 144-*bis*, paragraph 1, letters a), b), c) and d) of the Issuers' Regulations, at a price not exceeding 5% and not lower than 5% compared to the relevant price recorded by the stock in the trading day preceding each individual transactions. These parameters are deemed appropriate to identify the value range within which purchase is in the Company's interest.

Authority is also sought to dispose of own shares purchased, specifically by means of sale transactions to be carried out through (i) cash transactions, in which case the sales will take place on the stock exchange where they are listed and/or on the over-the-counter market, at a price not lower than 95% of the relevant price recorded by the stock in the trading day preceding each individual transaction; or (ii) by trading, exchange, contribution or other acts of disposal in the context of industrial projects or corporate finance transactions, in which cases there will be no price limit.

Purchases shall be carried out within the limits of distributable profits and available reserves as reported in the Company's financial statements as of December 31, 2005, as provided by Article 2357 of the Italian Civil Code.

The authorization to purchase/sell will have a term of eighteen months from the date of the resolution passed by the Shareholders' Meeting.

Therefore, in compliance with Articles 2357 and 2357-*ter* of the Italian Civil Code, we submit the following proposed resolution for your approval:

"Having heard the Board of Directors' report, the Shareholders' Meeting of AEM S.p.A., pursuant to Articles 2357 and 2357-*ter* of the Italian Civil Code,

resolves

A) to authorise own shares purchase and sale transactions, in accordance with the purposes, procedures and terms laid down below:

   1) the maximum total number of own shares held is set at 180,004,740, taking account of the shares held by subsidiaries, equal to the tenth part of the shares in the share capital;

   2) own shares purchase and sale transactions will be carried out in the interests of your Company and in compliance with the principle of equal treatment of shareholders and with the current applicable regulations, in order to pursue aims such as:

      a) to make available an effective opportunity to invest corporate liquid assets in relation to the company's development and the stock market performance;

      b) to carry out trading, hedging and arbitrage transactions;

      c) to make it possible to use the own shares within the framework of transactions linked to the current management and of industrial projects which are consistent with the strategies to be pursued by the company and in connection with which there is an opportunity to trade shares.

   3) the shares shall be purchased in compliance with the provisions under Article 132 of Legislative Decree no. 58/1998, Article 144-*bis* of the Issuers' Regulations and any other applicable rule, including the rules under Directive 2003/6 and the relevant implementing rules, at both a

community and national level, the Regulations and Instructions of Borsa Italiana S.p.A - on the stock exchange where they are listed and according to the operating procedures under Article 144-*bis*, letters a), b), c) and d) of the Issuers' Regulations, at a price not exceeding 5% and not lower than 5% compared to the relevant price recorded by the stock in the trading day preceding each individual transactions. These parameters are deemed appropriate to identify the value range within which purchase is in the Company's interest;

4) the acts of disposal, and particularly the deeds of sale, of own shares purchased on the basis of the authorization given by the Shareholders' Meeting, or in any event already in the Company's portfolio, may be carried out through (i) cash transactions, in which case the sales will take place on the stock exchange where they are listed and/or on the over-the-counter market, at a price not lower than 95% of the relevant price recorded by the stock in the trading day preceding each individual transaction; or (ii) by trading, exchange, contribution or other acts of disposal in the context of industrial projects or corporate finance transactions, in which cases there will be no price limit.

B) to grant the Board of Directors, and the Chairman on its behalf, all the widest powers necessary to fully and completely implement the resolutions under Letter A) above;

C) to rule that this authorization to purchase/sell is valid until otherwise resolved and, in any event, for a period not longer than eighteen months from today.".

Milan, September 12, 2006

for the Board of Directors

The Chairman

AEM SPA



RECEIVED

2006 OCT 24 P 3:40

OFFICE OF INTERNATIONAL CORPORATE FINANCE

FILE NO. 82-4911

N.
(da citare nella risposta)

AFG/SLS/SES/288/2006/MAN/as

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
(U.S.A.)

BY COURIER

October 16, 2006

Attention: Special Counsel, Office of International Corporate Finance

Dear Sir or Madam,

Please find enclosed a copy, translated in English, of the Press release issued today.

Please do not hesitate to contact the undersigned in Milan (Italy) at 00-39-02-7720-3089, should you have any questions.

Very truly yours,



Maria Angela Nardone
Company Secretary

Encl.

Cod. 5968117 - 6/2003





AEM AND TERNA SIGN THE AGREEMENT FOR THE SALE OF THE HIGH VOLTAGE ELECTRICITY NETWORK

AEM signs a contract to sell 99.99% of the share capital of AEM TRASMISSIONE SPA to RTL S.r.l., a company wholly owned by TERNA S.p.A.

118 million euro enterprise value

Milan, 16 October, 2006 – AEM, Terna and RTL today signed an agreement for the sale to RTL of AEM's shareholding in AEM Trasmissione S.p.A., which is 99.99% of its share capital. The remaining 0.01% is owned by Metropolitana Milanese S.p.A.

The operation sets the Enterprise Value of the holding at 118 million euros. At closing the price will be adjusted to allow for the net financial position of the company. At 31 December 2005 the cash balance was 248.6 thousand euros.

The sole condition for closing is authorisation of the Italian Antitrust Authority, and may be expected in December 2006.

Sale of the shareholding in AEM Trasmissione is in accordance with the regulatory context, which envisages the progressive unification of ownership and management of the National Transmission Grid to Terna.

Terna's offer was selected as part of a competitive procedure involving the presence of many industrial and financial investors.

AEM Trasmissione is the asset company that owns about 1,100 km of high-voltage transmission lines that are again part of the National Transmission Grid. In the 2005 financial year its turnover was 15.5 million euros, with a gross operating margin of 9.9 million euros.

When the sale is complete AEM will improve its net financial position and record a capital gain against the book value of the shareholding.

AEM was assisted in this transaction by Mediobanca-Banca di Credito Finanziario S.p.A. as financial advisor, and by the legal firm of Cleary Gottlief Steen & Hamilton, as legal advisors.

For further information
Investor Relations
tel. 027720.3879
ir@aem.it
www.aem.it